

Mailstop 3233

April 25, 2017

<u>Via E-mail</u>
Heidi R. Roth
Chief Accounting Officer
Kilroy Realty Corporation
Kilroy Realty, L.P.
12200 W. Olympic Boulevard, Suite 200
Los Angeles, CA 90064

> **Re: Kilroy Realty Corporation**
> **Kilroy Realty, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 15, 2017**
> **Form 8-K**
> **Filed February 7, 2017**
> **File No. 001-12675**

Dear Ms. Roth:

We have reviewed your response letter dated April 19, 2017 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K, filed February 7, 2017</u>

<u>Exhibit 99.1</u>

1. We have considered your response to comment 1. You cite the uncertainty and difficulty in forecasting adjusting items such as gains on sales of depreciable real estate and other items that have not occurred and are out of your control.   We note your disclosures

within Exhibit 99.2 that indicate your FFO guidance does not include possible future gains or losses or the impact on operating results from other possible future property acquisitions or dispositions, other possible capital markets activity or possible future impairment charges.   Given such assumptions, it remains unclear why a forecast of net income per share cannot be presented and reconciled under the same assumptions. Please clarify and or revise accordingly to conform to the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K.   In addition, within future filings, please also consider revising your disclosures to include some of the additional information outlined within your response such as a range of potential dispositions.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3468 if you have questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities